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AltaRex Announces Closing of Additional C$5.3 Million Under Its Equity Financing

   -- Includes Purdue Pharma Purchase and Exercise of Over-Allotment Option --

Waltham, MA, USA, June 1, 1999 - AltaRex Corp. (AXO:TSE) Announced that it has completed the sale of 10.59 million common shares under its previously announced C$17 million common share offering, for gross proceeds of C$5.3 million. This transaction brings total gross proceeds raised under this offering to C$19.6 million, thus requiring exercise of the over-allotment option granted to the agents, First Marathon Securities Limited and HSBC James Capel Canada Inc.

Purdue Pharma L.P. participated in this transaction, purchasing 10 million common shares through associated companies for C$5 million. As previously announced, associates of Purdue committed C$5 million to this offering and Purdue entered into a 180-day option agreement with AltaRex to an exclusive worldwide license to develop and commercialize OvaRex(TM) and BrevaRex(TM) MABS, AltaRex's two lead product candidates. If the option is exercised and Purdue successfully develops these products, Purdue and its associates could spend in excess of US $100 million over three years in research and development reimbursement and future expenses as well as milestone payments. AltaRex would receive future royalty payments based on any product sales.

"This final closing transaction has put our common share offering over its targeted amount, signaling strong confidence in the Company and our technology," said Richard Bagley, President and Chief Executive Officer of AltaRex. "We are especially pleased with Purdue Pharma's involvement with the Company, as we work towards an exciting partnership with Purdue on OvaRex(TM) and BrevaRex(TM) MABS. AltaRex remains focused on the continued development of these products, with OvaRex(TM) currently in Phase II and IIB clinical trials and BrevaRex(TM) in a Phase I clinical trial."

AltaRex Corp. is an emerging biotechnology Company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, anti-idiotype.

INDUCTION THERAPY ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers. The Company's most advanced product, OvaRex(TM) MAB for ovarian cancer, is in two potentially pivotal phase IIB clinical trials, while BrevaRex(TM) MAB is in a Phase I study.



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Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the centerwatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.corrineboyerfund.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words 'believes', 'anticipates', 'plans', 'intends', 'expects' and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian Securities Authorities.

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

Contacts:
Edward M. Fitzgerald
Senior Vice President and Chief Financial Officer
AltaRex Corp.
(781) 672-0138
efitzgerald@altarex.com

Gretchen L.P. Schweitzer or
Megan E. Burling
Feinstein Kean Partners
(617) 577-8110
www.fkpi.com